February 26, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Amanda Kim

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions Inc.

Form 10-K for the Fiscal Year ended June 30, 2024

File No. 000-56144

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated February 13, 2025 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 10-K for the Fiscal Year ended June 30, 2024

Item 9A. Controls and Procedures, page 15

1.Please amend your filing to include Management’s annual report on internal control over financial reporting including a statement as to whether or not internal controls over financial reporting is effective. Refer to Item 308 of Regulation S-K.  In addition, please ensure your future 10-K filings include this disclosure.  See Item 9A – Controls and Procedures of Form 10-K.

Response: We have amended the disclosure in Item 9A Controls and Procedures to include Management’s annual report on internal control over financial reporting and filed an amendment on Form 10-K/A.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matthew Reid

CEO, CFO, President, Secretary and Director